UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )

Electroglas, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

285324109
(CUSIP Number)

Scott Bedford 235 Pine Street Suite 1600 San Francisco, CA 94104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285324109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peninsula Capital Management, LP (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,513,889

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

2,513,889

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,513,889

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.41%

14.	TYPE OF REPORTING PERSON

PN

(1)
Peninsula Capital Management, LP may be deemed to be a beneficial owner of such securities by virtue of its role as the general partner and/or investment manager of certain private investment funds which own such securities.

CUSIP No.	285324109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Scott Bedford (2)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,513,889

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER		[_]

2,513,889

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,513,889

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.41%

14.	TYPE OF REPORTING PERSON

IN

(2)
Scott Bedford may be deemed to be a beneficial owner of such securities by virtue of his role as the President of Peninsula Capital Management, Inc. which is the general partner of Peninsula Capital Management, LP.

CUSIP No.	285324109

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, $0.01 par value (the “Shares” or “Common Stock”, of Electroglas, Inc. (“Electroglas”)). Electroglas is a Delaware corporation with its principal executive offices located at5729 Fontanoso Way, San Jose, California 95138.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Peninsula Capital Management, LP, a California limited partnership (“Peninsula”) and  Scott Bedford, a citizen of the United States of America (“Bedford”).  These filers are referred to individually as a “Reporting Person” and collectively as “Reporting Persons”.

	(b)	The business office of the Reporting Persons is 235 Pine Street, Suite 1600, San Francisco, CA 94104.

	(c)	Peninsula is the investment manager and/or general partner certain private investment funds and Bedford is the president of the general partner of Peninsula.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	(f)	Bedford is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was working capital.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

On September 23, 2009, Peter D. Schleider, a limited partner and employee of Peninsula, was elected to serve on the Board of Directors of Electroglas.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, would relate to or would result in: (a) the acquisition of additional securities of Electroglas or the disposition of presently-owned securities of Electroglas; (b) any extraordinary corporate transaction involving Electroglas; (c) a sale or transfer of a material amount of assets of Electroglas; (d) any change in the present Board of Directors or management of Electroglas; (e) any material change in the present capitalization or dividend policy of Electroglas; (f) any material change in the operating policies or corporate structure of Electroglas; (g) any change in the Electroglas charter or by-laws; (h) the Shares of Electroglas ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing Electroglas to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of July 28, 2008, 26,718,000 shares of Electroglas Common Stock, $0.01 par value, were outstanding (as disclosed in Electroglas' Annual Report on Form 10-K for the fiscal quarter ended May 31, 2008).

As of the date hereof, Peninsula may be deemed to be the beneficial owner of 2,513,889 Shares, constituting 9.41% of the Shares of Electroglas, based upon the 26,718,000 Shares deemed outstanding.  Peninsula has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,513,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,513,889 Shares.  Peninsula specifically disclaims beneficial ownership in the Shares reported reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Bedford may be deemed to be the beneficial owner of 2,513,889 Shares, constituting 9.41% of the Shares of Electroglas, based upon the 26,718,000 Shares deemed outstanding.  Bedford has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,513,889 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,513,889 Shares.  Bedford specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENINSULA CAPITAL MANAGEMENT, LP*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

/s/ Scott Bedford*
SCOTT BEDFORD*

July 27, 2009
Date

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock, $0.01 par value, of Electroglas, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 27th day of July, 2009.

PENINSULA CAPITAL MANAGEMENT, LP*

By:	/s/ Scott Bedford
Name:	Scott Bedford
Title:	Principal

/s/ Scott Bedford*
SCOTT BEDFORD*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

SK 03847 0001 1015890